Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Domino’s Pizza common stock. The offer is made solely by the Offer to Purchase dated February 7, 2007 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Domino’s Pizza common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Domino’s Pizza, Inc. by J.P. Morgan Securities Inc., Lehman Brothers Inc. or Merrill Lynch & Co., the Dealer Managers for the offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

By

DOMINO’S PIZZA, INC.

of

Up to 13,850,000 Shares of its Common Stock

At a per share purchase price not less than $27.50 per share nor greater than $30.00 per share

As part of a recapitalization plan, Domino’s Pizza, Inc., a Delaware corporation (“Domino’s Pizza”), is offering to purchase up to 13,850,000 shares of its outstanding common stock, $.01 par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 9, 2007, UNLESS DOMINO’S PIZZA EXTENDS THE OFFER.

The board of directors of Domino’s Pizza has approved the offer. However, none of Domino’s Pizza, its board of directors, the information agent or the dealer managers is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Domino’s Pizza is not making a recommendation as to whether you should tender shares into the offer because the company believes you should make your own decision based on your views as to the value of Domino’s Pizza’s shares, our prospects and the proposed capital structure and increased leverage following the Recapitalization (as defined below), as well as your liquidity needs, investment objectives and other individual considerations. Each of the directors and executive officers of Domino’s Pizza has advised the company that they do not intend to tender any shares owned by them in the offer. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

The offer is an element of a recapitalization plan (the “Recapitalization”), which comprises (i) the Offer to Purchase, (ii) a tender offer and consent solicitation for any and all of the outstanding Domino’s, Inc. 8 1/4% senior subordinated notes due 2011, (iii) the repayment of all outstanding borrowings and related accrued interest under its current senior secured credit facility and the termination of that facility and (iv) new borrowings of up to $1.85 billion in securitized debt. Although Domino’s Pizza is currently negotiating the terms and availability of this securitized debt, it anticipates that it will obtain the funds required to finance the repayment of its existing borrowings under the senior secured credit facility, the offer and the debt tender offer described above, as well as to pay all related fees and expenses, from a bridge loan facility it expects to enter into with a syndicate of banks, financial institutions and other entities, including affiliates of the dealer managers, that is expected to provide for borrowings of up to $1.35 billion. Domino’s Pizza has obtained a commitment, subject to customary conditions, from affiliates of the dealer managers to provide the bridge loan facility. Domino’s Pizza intends to use a portion of the proceeds of the securitized debt to repay the bridge loan facility. In addition, following the Recapitalization, Domino’s Pizza expects, subject to the approval of its board of directors, to pay a significant special cash dividend to its shareholders.

The primary purpose of the offer is to provide shareholders with an opportunity to evaluate the capital structure and increased leverage expected to result from the Recapitalization and, if they desire, to sell their investment in Domino’s Pizza at a negotiated price without the typical transaction costs associated with open market transactions, while allowing shareholders who desire to continue their investment in the expected capital structure, including the increased leverage, after the Recapitalization to retain their shares and potentially benefit from (i) the accretion in earnings per share we expect as a result of the offer and any future open market share repurchases, (ii) increased equity return opportunities available due to the company’s higher leverage, (iii) an expected significant special dividend and (iv) an increased percentage ownership in Domino’s Pizza.

Investment funds associated with Bain Capital, LLC (the “Bain Capital Funds”) own approximately 27% of the outstanding shares of common stock and have elected not to tender any shares in the offer. As a result, any purchases in this offer would increase the ownership of the Bain Capital Funds (up to approximately 35% of the outstanding common stock if Domino’s Pizza purchases 13,850,000 shares in the offer). On February 6, 2007, in order to ensure that the Bain Capital Funds do not become owners of more than one-third of the company’s shares as a result of the offer, Domino’s Pizza entered into a repurchase agreement with the Bain Capital Funds (the “Repurchase Agreement”) under which the parties agreed that if Domino’s Pizza purchases more than 11,594,529 shares in the offer, it will repurchase from the Bain Capital Funds a number of shares such that upon the closing of the repurchase, the Bain Capital Funds’ percentage ownership interest in Domino’s Pizza’s total outstanding shares of common stock will equal one-third of the total outstanding shares. The repurchase will be at the same price per share as is paid in the offer and will occur on the eleventh business day following the expiration date of the offer.

Each of Domino’s Pizza’s directors and executive officers has advised the company that they do not intend to tender any shares owned by them in the offer. Accordingly, if Domino’s Pizza completes the offer, the proportional holdings of its directors and executive officers will likely increase. However, the directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to shareholders in the offer.

As of February 2, 2007, there were 62,564,643 shares of Domino’s Pizza common stock issued and outstanding. The 13,850,000 shares that Domino’s Pizza is offering to purchase pursuant to the offer represent approximately 22% of the outstanding shares of common stock. Based upon the foregoing, if the offer is fully subscribed, Domino’s Pizza will have 47,586,907 shares outstanding following the purchase of shares tendered in the offer and the shares purchased by Domino’s Pizza pursuant to the Repurchase Agreement. The actual number of shares outstanding will depend on the number of shares validly tendered and purchased in the offer and the number of shares, if any, purchased under the Repurchase Agreement.

If the terms and conditions of the offer have been satisfied or waived and more than 13,850,000 shares have been validly tendered and not validly withdrawn on or prior to the expiration of the offer, Domino’s Pizza will purchase shares in the following order of priority:

•

first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, after purchase of all of the foregoing shares, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary; and

•

third, if necessary to permit the purchase of 13,850,000 shares (or such greater number of shares as Domino’s Pizza may elect to purchase), such shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

All shares tendered and not purchased, including shares tendered at prices above the purchase price Domino’s Pizza selects and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to you at Domino’s Pizza’s expense promptly following the expiration date.

Domino’s Pizza expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by Domino’s Pizza to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Shares tendered in the offer may be withdrawn at any time before the expiration date and, unless Domino’s Pizza has already accepted your shares for payment after the offer expires, may also be withdrawn any time after 12:00 midnight, New York City time, on April 5, 2007. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

For purposes of the offer, Domino’s Pizza will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of shares for payment under the offer.

Shareholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Domino’s Pizza will pay for the shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment and transmitting payment to the tendering shareholders. In the event of proration, Domino’s Pizza will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, Domino’s Pizza does not expect to be able to announce the final results of any such proration immediately following expiration of the offer. In such cases, it may take up to seven to ten business days after the expiration date for Domino’s Pizza to be able to commence payment for the tendered shares.

Domino’s Pizza will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Its determination will be final and binding on all parties. Domino’s Pizza reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Domino’s Pizza also reserves the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Domino’s Pizza.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of Domino’s Pizza’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such shares of Domino’s Pizza stock) and then as capital gain. In the case of foreign shareholders, because it is unclear which characterization applies, Domino’s Pizza intends to withhold 30% of the gross proceeds paid. You are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 15, for additional information regarding the United States federal income tax consequences of participating in the offer, and you should consult your tax advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of February 6, 2007 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Domino’s Pizza or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the expense of Domino’s Pizza at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Ave

New York, New York 100016

Banks and Brokerage Firms Call Collect:

(212) 929-5500

All Others Call Toll Free:

(800) 322-2885

The Dealer Managers for the Offer are:

J.P. Morgan Securities Inc.

277 Park Avenue

New York, NY 10172

(212) 622-2470 (Call Collect)

(877) 371-5947 (Call Toll Free)

Lehman Brothers Inc.

745 Seventh Avenue, 2nd Floor

New York, New York 10019

Telephone: (212) 526-7850 (Call Collect)

Toll-Free: (888) 610-5877 (Call Toll Free)

Attention: Corporate Services Desk

Merrill Lynch & Co.

Special Equity Transactions

4 World Financial Center

New York, New York, 10080

(609) 818-8000 (Call Collect)

(877) 653-2948 (Call Toll Free)

February 7, 2007